Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	Year-to-Date Ended September 27, 2013
	($ in millions)
Earnings:
Income before income taxes	$814
Less: Net income attributable to noncontrolling interests	(6)

Income before income taxes after noncontrolling interests	$808
Add:
Interest expense	127
Amortization of debt expense	4
Interest component of rent expense	29

Earnings	$968

Fixed charges:
Interest expense	127
Amortization of debt expense	4
Interest component of rent expense	29

Fixed charges	$160

Ratio of earnings to fixed charges	6.1	x